SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2007

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 14, 2007

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

Documents Included as Part of this Report

No.	Document

1.	News Release dated August 13, 2007

2.	Interim Report to Shareholders for the Three and Six Month Periods ended June 30, 2007

NEWS RELEASE
For Immediate Release
August 13, 2007
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2007

Unaudited	Three months ended		Six months ended
($ millions, except per share data)	June 30		June 30
	2007	2006	2007	2006

Sales	$157.5	$234.3	$292.6	$526.8
Operating (loss) earnings	(37.8)	(6.0)	(68.5)	40.2
Foreign exchange gain on long-term debt	79.6	40.6	89.0	36.9
Net income	27.9	24.9	5.2	47.6
Earnings: $ per share	1.91	1.70	0.35	3.25
Adjusted EBITDA (1)	(19.2)	13.6	(34.9)	91.0
Cash provided by (used in) operating activities	4.5	25.1	(44.6)	55.3
Number of common shares outstanding (millions)	14.6	14.6	14.6	14.6

(1)	Adjusted EBITDA, a non-GAAP financial measure, is defined as net (loss) income before amortization, loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt and income tax (recovery) expense.
Vancouver, British Columbia – Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the quarter ended June 30, 2007.
The net income for the quarter was $27.9 million on sales of $157.5 million compared to net income of $24.9 million on sales of $234.3 million in 2006. On a year to date basis, net income of $5.2 million for the first half of 2007 was $42.4 million lower than net income for the same period of 2006. Low OSB sales prices, in combination with reduced shipment volumes due to production curtailments, were the primary reason for the decline in profitability. The strengthening Canadian dollar resulted in a significant foreign exchange gain on long-term debt, which partially offset the decrease in earnings.
The second quarter of 2007 saw some improvement in the benchmark OSB prices compared to the first quarter of 2007, but prices remained substantially lower than in the second quarter of 2006. On average the reported market price in the North Central region was U.S.$156 per msf (on a 7/16th-inch basis) compared to U.S.$238 per msf in the second quarter of 2006. The sharp drop in U.S. new home construction in 2006 and early 2007 caused a large decrease in North American demand for structural wood panels. Market prices for structural wood panels began to decline in the second quarter of 2006 as a result of the reduced construction activity. The decline in OSB prices and new home construction continued throughout 2006. Since the beginning of 2007, housing starts have fluctuated within a narrow band of 1.4 to 1.5 million units (seasonally adjusted annual rates) and OSB selling prices have remained near or below manufacturing costs. Reported market prices appreciated a modest 5% during the quarter relative to the first quarter of 2007.
Our OSB shipment volume remained lower than the prior periods both for the second quarter and the year to date as a result of the curtailment of production at unprofitable facilities. Both the Cook and Grand Rapids OSB facilities in Minnesota were shut down effective September 22,

2006 in response to high production costs and low prices prevailing in the marketplace. The Cook facility resumed production on March 21, 2007 as a result of significantly lower log costs and other improvements in the cost structure of the mill. The Grand Rapids facility remains temporarily closed.
Cash from operations decreased compared to the second quarter of 2006 and the first six months of 2006 as a result of the unfavourable market conditions, which reduced profitability. As of June 30, 2007, our adjusted working capital was $222.4 million, compared to $186.6 million as at December 31, 2006. This increase is attributable to a new financing agreement we entered into in June of 2007, generating proceeds of U.S.$102.6 million to finance working capital and other corporate expenditures. Additions to capital assets were $14.4 million in the second quarter of 2007, down from $53.5 million in the second quarter of 2006. Year to date capital spending was $56.0 million compared to $96.1 million in the first six months of 2006. This decrease reflects our decision to put any discretionary capital expenditures, including the expansion of Grande Prairie, on hold until market conditions improve.
The company will hold a conference call at 10:00 A.M. PDT (1:00 P.M. EDT) on Thursday, August 23, 2007 to discuss the company’s second quarter results. The dial-in phone number is 1-800-926-5093, Reservation #21346394. To access the post-view line, dial 1-800-558-5253, or 1-416-626-4100, Reservation #21346394. This recording will be available until August 30, 2007.
Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE AND SIX MONTH PERIODS ENDED
JUNE 30, 2007

LETTER TO SHAREHOLDERS
Dear fellow shareholders:
The second quarter of 2007 saw a continuation of the reduced market demand for structural panel products due to the sharp drop in U.S. new home construction since mid-2006. In response, we continued to apply our disciplined approach of cost reduction initiatives, pursuing sales in more profitable market segments and limiting production at our high cost operations. Our cost reduction initiatives have resulted in a 15% reduction in the cost per unit of OSB shipped in the second quarter of 2007 compared to the same period of 2006. Our focus on more profitable market segments has also yielded positive results, as sales to Asian and European markets increased by 127% and 182%, respectively, compared to the second quarter of 2006. We continued to carefully monitor production costs relative to selling prices at our facilities. Our Grand Rapids, Minnesota OSB facility remained closed for the second quarter, while we resumed production in late March at our OSB facility in Cook, Minnesota after seeing improvements in the log costs and overall cost structure of the mill.
In addition to these operational initiatives, we also took action to preserve liquidity as a precautionary measure against a potentially lengthy housing slump. We halted capital spending on the new $350 million OSB/OSL line being constructed at Grande Prairie, Alberta and sharply reduced total maintenance capital expenditures. In the second quarter, we also secured approximately U.S.$100 million in financing for working capital and other general corporate purposes.
OSB prices moved higher at the end of June, after hitting a cyclical trough in the first half of 2007. By late June, reported market prices had risen to U.S.$197 per thousand square feet (7/16 inch thickness basis), up 36% from the U.S.$145 average price of Q1 2007. The seasonally adjusted annual rate of U.S. new home construction has held steady in the range of 1.4 to 1.5 million for the first half of 2007 compared to an average of 2.0 million for the first half of 2006. The housing market continues to face challenges associated with sub-prime mortgage market conditions and an oversupply of new and existing homes.
Ainsworth has world-class, low-cost structural engineered wood products manufacturing assets supported by secure, sustainable fiber resources. With a demonstrated ability to deliver a high proportion of premium-priced, value-added OSB and specialty plywood products, the Company is well-positioned to benefit from the eventual recovery in U.S. homebuilding activity and the continued growth in key offshore markets.
On behalf of the Board of Directors of Ainsworth Lumber Co. Ltd.
Brian E. Ainsworth
Chairman and Chief Executive Officer
August 14, 2007

Forward-looking statements in this interim report to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Three and Six Month Periods Ended June 30, 2007
This management’s discussion and analysis is presented as at August 14, 2007. Financial references are in Canadian dollars unless otherwise indicated. Additional information relating to Ainsworth, including our annual information form, is available on SEDAR at www.sedar.com. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.
Overview
Ainsworth is a leading manufacturer of engineered wood products, such as oriented strand board (“OSB”) and specialty overlaid plywood. In 2006, RISI, an independent information provider for the global forest products industry, ranked us as the fourth largest manufacturer of OSB in North America. We own and operate six OSB manufacturing facilities, three in Canada, and three in northern Minnesota. We also have a 50% ownership interest in an OSB facility located in High Level, Alberta. Ainsworth is also one of the largest manufacturers of specialty overlaid concrete-forming plywood in North America.
Ainsworth’s business is focused primarily on the structural wood panels sector. Our business strategy is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, such as in the current market environment. Complementary to this strategy is the expansion at our Grande Prairie, Alberta OSB facility. When completed, the expanded facility will be able to produce OSB, oriented strand lumber (“OSL”) and laminated strand lumber (“LSL”), all of which are engineered wood product alternatives to traditional sawn lumber products. Capital spending at the Grande Prairie facility is currently on hold to preserve liquidity until market conditions improve.
Review of Operating Results
The second quarter of 2007 saw some improvement in the benchmark OSB prices compared to the first quarter of 2007, but prices remained substantially lower than in the second quarter of 2006. On average the reported market price in the North Central region was U.S.$156 per msf (on a 7/16th-inch basis) compared to U.S.$238 per msf in the second quarter of 2006. Market prices for structural wood panels began to decline in the second quarter of 2006 as a result of the reduced construction activity. The sharp drop in U.S. new home construction in 2006 and early 2007 caused a large decrease in North American demand for structural wood panels. U.S. housing starts in the 2004 and 2005 period exceeded actual demand for that period, as speculative investors tried to capitalize on rapid home price appreciation. Then, as home prices softened and new home purchase cancellations mounted, builders reacted by lowering their production volume as 2006 progressed. Since the beginning of 2007, housing starts have fallen to approximately 1.4 to 1.5 million units (seasonally adjusted annual rates) and OSB selling prices have remained near or below manufacturing costs. Reported market prices appreciated a modest 5% during the quarter relative to the first quarter of 2007. However, our realized sales prices for the second quarter were negatively impacted as a result of the strong Canadian dollar.
Our OSB shipment volumes are lower than the prior periods both for the second quarter and the year to date as a result of the curtailment of production at unprofitable facilities. Both the Cook and Grand Rapids OSB facilities in Minnesota were shut down on September 22, 2006 in response to high production costs and low prices prevailing in the marketplace. The Cook facility resumed production on March 21, 2007 as a result of significantly lower log costs and other improvements in the cost structure of the mill. The Grand Rapids facility remains temporarily closed.

Review of Financial Results
Our margins and adjusted EBITDA were negatively impacted by the ongoing low OSB prices in the second quarter and for the year to date. Net income was positively impacted by a foreign exchange gain on long-term debt as a result of the strengthening Canadian dollar in the second quarter.
Financial Summary

	Q2 - 2007	Q2 - 2006	YTD - 2007	YTD - 2006

(in millions)
Sales	$157.5	$234.3	$292.6	$526.8
Costs and expenses	195.3	240.3	361.1	486.6
Operating (loss) earnings	(37.8)	(6.0)	(68.5)	40.2
Net income	27.9	24.9	5.2	47.6
Adjusted EBITDA (1)	(19.2)	13.6	(34.9)	91.0

(1)	Adjusted EBITDA, a non-GAAP financial measure, is defined as net income before amortization, loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange gain on long-term debt and income tax recovery. We have presented this measure as we believe that, in addition to net income, EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt. Adjusted EBITDA is calculated as follows:

	Q2 - 2007	Q2 - 2006	YTD - 2007	YTD - 2006

(in millions)
Net Income	$27.9	$24.9	$5.2	$47.6
Add:
Amortization of capital assets	19.6	24.4	34.6	51.0
Loss on disposal of capital assets	—	—	0.3	—
Finance expense	20.8	18.4	39.9	35.4
Income tax recovery	(11.5)	(15.9)	(30.0)	(8.5)
Realized currency translation adjustments	3.6	2.4	4.1	2.4
Foreign exchange gain on long-term debt	(79.6)	(40.6)	(89.0)	(36.9)

Adjusted EBITDA	$(19.2)	$13.6	$(34.9)	$91.0

Net Income
Net income for the quarter ended June 30, 2007 was $27.9 million. We incurred an operating loss in the quarter, but net income was positively impacted by a $79.6 million foreign exchange gain on long-term debt and an $11.5 million income tax recovery. Compared to the second quarter of 2006, net income declined as a result of the decrease in OSB prices. During the quarter, we also expensed transaction costs of $2.9 million related to the acquisition of additional debt, which further reduced net income compared to the second quarter of 2006.
On a year to date basis, our net income of $5.2 million was $42.4 million less than net income for the six months ended June 30, 2006. This reflects the decline in OSB prices as well as increases in finance expense and a one-time expense of $1.0 million incurred in the first quarter of 2007 with the employee layoffs at our Grand Rapids facility under the federal Worker Adjustment and Retraining Notification Act.

Adjusted EBITDA
Adjusted EBITDA was a loss of $19.2 million in the second quarter of 2007, $32.8 million lower than the adjusted EBITDA of $13.6 million in the second quarter of 2006. For the first six months of 2007, adjusted EBITDA was a loss of $34.9 million compared to a positive adjusted EBITDA of $91.0 million in 2006. This change is primarily due to the reduction in OSB sales prices and volumes.
The effect of the Canadian dollar, which was an average of two cents higher in the second quarter of 2007 compared to 2006, was a decrease to our quarterly adjusted EBITDA of $1.3 million. Year to date, the average exchange rate was not significantly different in 2007 from the levels recorded in the first six months of 2006.
Sales
Total sales in the second quarter of 2007 were $76.7 million less than in the same period of 2006, declining from $234.3 million to $157.5 million. On a year to date basis, sales of $292.6 million in 2007 decreased by $234.3 million compared to 2006. The primary reason for the decline in sales compared to the prior periods is the reduction in OSB prices. Reduced shipment volumes also had a negative impact on total sales.
Total Company Sales for the Three Months Ended June 30
(in millions of Canadian dollars)
With the reduction in U.S. demand for OSB, we continue to focus on expanding sales to Asia and Europe. In particular, our sales to Japan, which currently has a strong domestic housing market, have increased significantly. Sales to Asian and European markets increased by $10.0 million, or 140%, compared to the prior period for the second quarter and by $18.5 million, or 130%, for the year to date.
OSB Sales
Total OSB sales in the second quarter of 2007 were $132.0 million, $77.7 million lower than sales of $209.7 million for the same period in 2006. $67.3 million of the decrease is the result of a 32% decline in realized sales prices. Reductions in the shipment volume reduced OSB sales by a further $10.4 million as the Grand Rapids OSB facility was shut down and the Bemidji facility’s production capacity was reduced with the permanent closure of one line in August 2006.

Company Average OSB Prices for the Three Months Ended June 30
(in Canadian dollars per msf 3/8”)
For the year to date, OSB sales of $241.5 million in 2007 were 49% lower than 2006 year to date sales of $476.5 million. Year to date OSB sales decreased by 36% in 2007 as a result of lower OSB prices and by a further 13% due to reductions in shipment volumes.
Specialty Overlaid Plywood and Other Products
Specialty overlaid plywood and other product sales of $25.5 million in the second quarter of 2007 and $51.0 million for the year to date did not vary significantly from the prior periods. Realized plywood sales prices declined in both the second quarter and year to date periods in 2007, but the negative effect on sales was offset by increases in shipment volume.
Costs of Products Sold (Exclusive of Amortization)
Total costs of products sold were $166.1 million in the second quarter of 2007, representing a 19% decrease from the second quarter of 2006. For the year to date, total costs of products sold were $306.3 million in 2007 compared to $415.8 million in 2006.
OSB Costs of Products Sold
In the second quarter of 2007, OSB costs of products sold were $142.4 million, a decrease of $37.4 million from the second quarter of 2006. This decrease was due primarily to a reduction in prices of input costs, such as logs, wax and other, which accounted for $26.2 million of the reduction in OSB costs of products sold. The total cost per unit shipped decreased by 15% as a result of cost reduction initiatives and the stronger Canadian dollar. Log costs in Minnesota and Ontario decreased compared to the second quarter of 2006. Repairs and maintenance expenses for the period were also lower than 2006. In the second quarter of 2006, our Grand Rapids facility was shut down for maintenance for most of the quarter whereas there were no significant maintenance issues at any of our facilities in the second quarter of 2007. The decrease in OSB shipment volume led to an $11.2 million decrease in costs of products sold.
On a year to date basis, the costs of OSB products sold were $258.5 million compared to $367.9 million in 2006. This 30% reduction is attributable to volume reductions, representing a decrease to costs of products sold of $66.8 million, and cost reduction initiatives, representing a decrease to costs of products sold of $42.6 million. These cost decreases were partially offset by a one-time cost of $1.0 million incurred in the first quarter of 2007 with the employee layoffs at our Grand Rapids facility under the federal Worker Adjustment and Retraining Notification Act.
Specialty Overlaid Plywood and Other Products
Costs of plywood and other products sold of $23.7 million were $1.0 million lower than in the second quarter of 2006. The decrease was the result of a combination of a $3.5 million decrease in costs due to a 14% reduction in per unit production costs partially offset by a $2.5 million increase in costs due to volume increases. The decrease in per unit costs is a result of cost reduction initiatives.
Year to date in 2007, costs of plywood and other products sold were $47.8 million. This was not significantly different from the 2006 year to date costs of $48.0 million. Plywood production costs on a per unit basis decreased 12% for the year to date compared to 2006 but this was offset by increases in costs of products sold due to volume increases.
Selling and Administration
Selling and administration expense was $9.7 million in the second quarter of 2007, representing a decrease of $1.8 million compared to the second quarter of 2006. The decrease was due to reductions in discretionary spending in areas such as travel, employee bonuses, and general spending. On a year to date comparison, selling and administration expenses did not change significantly as the decreases in discretionary spending were offset by increases in professional fees related to various legal actions.
Amortization of Capital Assets
In the second quarter of 2007, amortization expense was $19.5 million compared to $24.4 million in the second quarter of 2006. Year to date amortization expense also decreased, from $51.0 million in 2006 to $34.7 million in 2007. Our OSB panel product mills are amortized using the units-of-production method so amortization expense decreased as volumes decreased due to the production curtailments at Cook (in the first quarter of 2007) and Grand Rapids, as well as the permanent closure of one production line at Bemidji in August 2006.
Finance Expense
Finance expense of $20.8 million in the second quarter of 2007 was $2.4 million higher than in the second quarter of 2006. This increase primarily reflects the January 1, 2007 adoption of our new accounting policy to expense transaction costs associated with long-term debt. Financing costs of $2.9 million related to the term loan secured during the second quarter of 2007 were expensed in the quarter. This was partially offset by a $1.4 million decrease in the amortization of financing costs and fees as a result of eliminating previously capitalized transaction costs as of January 1, 2007.
On a year to date basis, finance expense increased by $4.5 million compared to 2006 to a total of $39.9 million in 2007. In addition to increases as a result of a change in the accounting for transaction costs regarding long-term debt, interest expense increased with increases in LIBOR compared to the prior year.
Other Expense
Other expense incurred during the quarter was $1.0 million, a decrease of $3.8 million from the second quarter of 2006. This decrease is primarily due to foreign exchange losses on operations partially offset by lower interest income on cash balances.
For the year to date, other expense increased by $1.1 million to $1.3 million in 2007. This increase reflects lower income distributions received from partnerships and lower interest income, particularly in the first quarter of 2007.

Foreign Exchange Gain on Long-Term Debt
The foreign exchange gain on long-term debt was $79.6 million in the second quarter of 2007 compared to $40.6 million in the second quarter of 2006. At June 30, 2007, the Canadian dollar was 8% stronger than at March 31, 2007, resulting in a significant foreign exchange gain on the revaluation of our long-term debt in Canadian dollars. On a year to date basis, the $89.0 million foreign exchange gain on long-term debt was caused by a 9% gain in the Canadian dollar against the U.S. dollar at June 30, 2007 compared to December 31, 2006.
Income Taxes
The income tax recovery in the second quarter of 2007 was $11.5 million compared to $15.9 million in the second quarter of 2006. Year to date, the income tax recovery recorded in the first six months of 2007 was $30.0 million, $21.5 million higher than in the same period of 2006. The change resulted from the future income tax benefit recognized on tax losses in our U.S. and Canadian operations. The variance from our statutory rate is due to certain permanent differences, including the non-taxable portion of the foreign exchange gain on long-term debt.
Liquidity and Capital Resources
As of June 30, 2007, our adjusted working capital was $222.4 million, compared to $186.6 million as at December 31, 2006. Adjusted working capital is a non-GAAP measure, calculated as follows:

	June 30	December 31
	2007	2006

(in millions)
Current assets	$311.6	$322.3
Current portion of future income tax assets	(1.7)	(1.7)
Restricted cash	(12.1)	(62.2)
Current liabilities	(78.2)	(82.5)
Current portion of future income tax liabilities	2.8	10.7

Adjusted working capital	$222.4	$186.6

The increase in adjusted working capital is the result of new financing secured during the second quarter of 2007 partially offset by the increase in cash used in operations and capital asset additions since December 2006.

	Q2 - 2007	Q2 - 2006	YTD - 2007	YTD - 2006

(in millions)
Cash provided by (used in) operating activities	$4.5	$25.1	$(44.6)	$55.3
Cash provided by financing activities	107.5	70.9	105.9	70.9
Cash (used in) provided by investing activities	(10.8)	(115.3)	28.2	(209.8)
Additions to capital assets	14.4	53.5	56.0	106.7
Cash from operations decreased compared to the second quarter of 2006 and for the year to date as a result of the unfavourable market conditions, which reduced net income. For the second quarter, the change in non-cash working capital was $45.8 million in 2007 compared to $32.5 million in 2006. On a year to date basis, the cash generated by working capital in 2007 was $27.1 million higher than in 2006. The quarterly and year to date increase was primarily due to a decrease in inventory on hand resulting from inventory cost reductions and volume declines at current operating levels, as well as normalization of accounts payable and accrued liabilities at current operating levels.

In June 2007 we completed a term loan financing agreement, generating proceeds of U.S.$102.6 million to finance working capital and other corporate expenditures. This facility, which is secured by accounts receivable and inventory, replaced the revolving credit line previously in place. Cash provided by financing activities is higher in 2007 than in 2006 because the new debt issued exceeds the debt of U.S.$75.0 million issued in the second quarter of 2006.
Cash used in investing activities in the second quarter of 2007 is significantly lower than in the comparable period in 2006. This decrease reflects the slowed construction of the Grande Prairie expansion project in combination with a decline in excess cash, which was invested in short-term investments in 2006. Cash provided by investing activities for the year to date increased compared to the first half of 2006 as a result of the redemption of short-term investments to fund operations.
Additions to capital assets were $14.4 million in the second quarter of 2007 and $56.0 million for the year to date in 2007. This capital spending was primarily related to the Grande Prairie expansion project and was partially funded out of restricted cash. Capital spending at Grande Prairie was lower than in the prior year as we have slowed construction to preserve liquidity in an environment of rapidly escalating construction labour and material costs. At June 30, 2007, we have committed to contracts to purchase machinery, equipment and electrical engineering services totaling approximately $21.8 million for this project. Management is in the process of extending the terms of these contracts to 2008. Expected spending on this project for the remainder of the year is $4.6 million with expected completion in the second half of 2008. Our current estimate of costs to complete this facility, in addition to those committed to above, is $112.0 million. Any discretionary capital expenditures, including the expansion of Grande Prairie, have been put on hold until market conditions improve.
We conduct our business with the goal of maintaining adequate financial liquidity at all times in order to carry us through unfavourable economic circumstances. Despite the challenging business conditions we face with respect to OSB, we feel that the level of cash on hand provides adequate liquidity to finance our ongoing business activities through 2008. We expect to be able to meet the long-term liquidity requirements of our business through cash generated from operations, existing cash and investment balances and additional funding.
Off-Balance Sheet Arrangements
We did not have any significant off-balance sheet arrangements other than letters of credit in the amount of $12.1 million ($29.7 million at December 31, 2006), for which cash has been pledged as collateral, and our co-venturer’s share of the accounts payable and accrued liabilities of our High Level project in the amount of $1.3 million ($4.0 million at December 31, 2006). By agreement with the co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, we may pay such amounts and recover them from the co-venturer’s share of production. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or resources that is material to investors.

Contractual Obligations
The following table summarizes the timing of payments for which we have contractual obligations as at June 30, 2007. Payments of senior unsecured notes, senior secured term loans and equipment loans include interest and principal repayments at the time of maturity.

	Payments due by Period
	Remainder	2008	2009 to	2011 to	Thereafter	Total
	of 2007		2010	2012

(In millions)
6.75% Senior Unsecured Notes (1)	$11.6	$23.0	$46.0	$46.0	$342.8	$469.5
7.25% Senior Unsecured Notes (2)	10.7	21.2	42.5	330.2	—	404.6
3.75% Floating Rate Senior
Unsecured Notes (3)	7.5	14.9	190.0	—	—	212.4
4.00% Floating Rate Senior
Unsecured Notes (4)	3.8	7.5	14.9	14.9	81.7	122.9
12.50% Senior Unsecured Notes (5)	1.4	—	—	—	—	1.4
Senior Secured Term Loan (6)	4.6	9.1	18.3	18.3	123.0	173.2
Merrill Lynch equipment loan (7)	6.3	23.6	33.5	—	—	63.5
Deutsche Bank equipment loan (8)	0.4	4.3	8.8	8.1	12.7	34.3
Capital lease obligations (9)	0.5	1.0	2.1	2.1	12.8	18.5
Operating lease obligations	1.7	2.6	2.3	—	—	6.5
Purchase commitments (10)	22.6	1.0	0.3	0.3	1.0	25.1

	$71.1	$108.3	$358.6	$419.9	$574.0	$1,531.9

(1)	Under the indentures governing our outstanding 6.75% Senior Notes, we are required to make interest payments in the amount of US$10.8 million each June 30 and December 30. Our 6.75% Senior Notes mature on March 15, 2014.

(2)	Under the indenture governing our outstanding 7.25% Senior Notes, we are required to make interest payments in the amount of US$10.0 million each June 30 and December 30. Our 7.25% Senior Notes mature on October 1, 2012.

(3)	Under the indenture governing our outstanding 3.75% Floating Rate Senior Notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%. Interest on our Floating Rate Senior Notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the June 30, 2007 month-end rate of 9.1%. Our Floating Rate Senior Notes mature on October 1, 2010.

(4)	Under the indenture governing our outstanding 4.00% Floating Rate Senior Notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.00%. Interest on our Floating Rate Senior Notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the June 30, 2007 month-end rate of 9.35%. Our Floating Rate Senior Notes mature on April 1, 2013.

(5)	Our 12.50% Senior Notes matured and were repaid on July 15, 2007.

(6)	Under the Senior Secured term loan agreement, we can elect to pay interest quarterly at a base rate or over an interest period of one to three months at LIBOR plus 3.0% per annum. For the purpose of the above table, we have calculated the interest rate at the June 30, 2007 month-end LIBOR rate of 5.35%. The Senior Secured term loan matures on June 26, 2014.

(7)	Under the Merrill Lynch equipment loan agreement, we are required to pay interest at a rate per annum, reset monthly, equal to LIBOR plus 2.90%, payable monthly. For the purpose of the above table we have calculated the interest rate at June 30, 2007 month-end rate of 8.25%. Principal payments are made monthly with the final monthly payment and a balloon payment due October 1, 2011.

(8)	Under the Deutsche Bank equipment loan agreement, we are required to pay interest at a rate per annum, reset semi-annually, equal to EURIBOR plus 0.65% payable semi-annually each March and September. For the purpose of the above table we have calculated the interest rate at the June 30, 2007 month-end rate of 4.175%. The loan is repayable in 17 equal semi-annual installments starting at the earlier of six months after the pressing and forming equipment is ready for operation and June 20, 2008.

(9)	Capital lease obligations are payable monthly.

(10)	Purchase commitments include agreements to purchase machinery, equipment and electrical engineering services in relation to the Grande Prairie expansion project, an electricity contract for $0.8 million in effect from August 1, 2007 to December 31, 2007 and U.S.$0.9 million related to the acquisition of Chatham Forest Products, Inc. We are in the process of renegotiating the terms of our purchase commitments with respect to Grande Prairie and expect that they will be extended into 2008.

(11)	Contractual obligations denominated in $U.S. are converted to Canadian dollars at the June 30, 2007 exchange rate posted by the Bank of Canada of U.S.$0.9386 = $1.00.

(12)	Contractual obligations denominated in € are converted to Canadian dollars at the December 31, 2006 exchange rate posted by the Bank of Canada of €0.6935 = $1.00.
Contingencies
In the normal course of its business activities, the Company is subject to claims and legal actions that may be made by customers, suppliers and others.
In February and March 2006, we were named as a defendant, along with seven other North American OSB producers, in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On June 12, 2007, we entered into an agreement in principle with the indirect purchaser plaintiffs, settling on a class-wide basis all indirect purchaser claims arising out of the facts alleged in the amended complaint. The Court was notified of the agreement in principle on June 13, 2007. The settlement is subject to execution of mutually agreeable documents and Court certification of the settlement class. On August 3, 2007, the Court granted the direct purchaser plaintiffs’ class certification motion and granted in part and denied in part the indirect purchaser plaintiffs’ class certification motion. The outcome is not determinable at this time and we will reflect such outcome, if any, in future operating results. The Company continues to believe the allegations against it in these claims are entirely without merit.
While the final outcome with respect to the actions outstanding or pending as at June 30, 2007 cannot be predicted with certainty, the Company believes that either an adequate provision has been made or the outcome will not have a material effect on the Company’s financial position, earnings or cash flows.
Related Party Transactions
During the quarter, we paid $30 thousand (2006: $30 thousand) to a company owned by our officers for rental charges relating to mill equipment ($60 thousand in the six months ending June 30, 2007 (2006: $60 thousand)).These transactions were conducted on normal commercial terms and prices.

Quarterly Comparative Financial Information

	Q2-07	Q1-07	Q4-06	Q3-06	Q2-06(4)	Q1-06	Q4-05	Q3-05

(in millions, except per share data, unless otherwise noted)
Sales and earnings (loss)
Sales	$157.5	$135.0	$119.2	$181.1	$234.3	$292.6	$302.1	$270.7
Operating (loss) earnings	(37.8)	(30.8)	(53.8)	(106.7)	(6.0)	46.3	45.1	26.1
Foreign exchange gain (loss) on long-term debt	79.6	9.4	(43.5)	(1.2)	40.6	(3.8)	(0.2)	47.0
Net income (loss)	27.9	(22.8)	(78.1)	(77.5)	24.9	22.7	19.9	46.8
Earnings (loss) per share	1.91	(1.55)	(5.33)	(5.29)	1.71	1.54	1.36	3.19

Balance sheet
Total assets	1,459.0	1,435.9	1,504.2	1,532.0	1,561.8	1,558.5	1,513.0	1,499.8
Total long-term debt (1)	1,053.9	1,025.7	1,038.1	984.4	908.9	863.7	859.5	858.9
Common shares (2)	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8
Retained earnings	284.3	256.4	295.0	373.1	450.6	440.4	417.7	397.3
Cash dividends declared:
$ per share	—	—	—	—	1.00	—	—	—

Cash provided by (used in) operating activities (3)	4.5	(49.1)	(63.9)	16.6	25.1	30.2	30.3	43.3

Key statistics
OSB shipments (mmsf 3/8”)	699.6	541.7	480.1	732.8	754.7	807.4	782.2	804.0
Average OSB price ($/msf)	188.7	202.2	205.1	211.5	277.9	330.4	349.6	303.0

(1)	Total long-term debt includes the current portion of long-term debt.

(2)	At August 14, 2007, the Company had 14,649,140 issued common shares.

(3)	Cash provided by operating activities in Q1-06 and Q2-06 has been adjusted to reflect the reclassification of non-cash capital asset additions.

(4)	Net income, earnings per share and retained earnings in Q2-06 have been stated to reflect the reclassification of $2.4 million foreign exchange loss on long-term items from accumulated other comprehensive income (previously reported as the cumulative translation adjustment account) to other income.
OSB product pricing was the main factor causing fluctuations in our sales over the past eight quarters. Sales prices steadily decreased throughout 2006 and remained low in the first and second quarter of 2007, causing a decline in operating earnings, adjusted EBITDA and net income. In the third quarter of 2006, we permanently closed an unprofitable production line and recognized related expenses of $59.7 million in the period. Operating earnings were also negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar in 2006 and 2007. Production curtailments at two unprofitable Minnesota OSB facilities reduced OSB shipment volumes in the fourth quarter of 2006 and the first quarter of 2007. In the second quarter of 2007, we resumed production at one of these facilities based on improvements in the cost structure of the mill.

Segmented Information
Our geographic distribution of sales was as follows:

	Q2 - 2007	Q2 - 2006	YTD - 2007	YTD - 2006

(in millions)
United States	$124.4	$211.6	$227.1	$481.0
Canada	16.0	15.5	32.8	31.6
Asia	12.3	5.4	23.9	9.6
Europe	4.9	1.7	8.8	4.6

	$157.6	$234.2	$292.6	$526.8

Capital assets attributed to countries based on location were as follows:

	Q2 - 2007	2006

(in millions)
Canada	$629.7	$612.3
United States	316.5	356.2

	$946.2	$968.5

Significant Accounting Estimates and Judgments
Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements. We have not made any changes in accounting policies since December 31, 2006 except as noted below.
On January 1, 2007 we adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. We adopted these standards on a prospective basis, with opening adjustments made to retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; Section 3251, Equity; and Section 3865, Hedges.
The new recommendations require presentation of certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of our self-sustaining foreign operations, previously recorded in a separate section of shareholders’ equity, are now presented as accumulated other comprehensive income (loss). Earnings (loss) per share presented on the consolidated statements of operations is based upon its net income (loss) and not comprehensive income (loss).
Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.
Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can be either expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. We have chosen to expense transaction costs.
Classification of Financial Instruments
Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. We have not designated any financial assets as held to maturity.
Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.
Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. We have not designated any financial assets as available for sale.
Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.
Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, our long-term debt is recorded net of discounts and consent fees.
Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.
Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.
Equity
Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.

Transitional adjustment
Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56,722.
All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22.7 million), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6.8 million). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2.5 million). The impact of adopting these standards as at January 1, 2007 is summarized as follows (in thousands of Canadian dollars):

	December 31	Adjustment	January 1
	2006	on adoption	2007
ASSETS
Other assets	$53,810	$(25,186)	$28,624

Total assets	1,504,199	(25,186)	1,479,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt (including current portion)	1,038,118	(2,523)	1,035,595
Future income tax liabilities (non-current)	89,293	(6,811)	82,482

Total liabilities	1,210,089	(9,334)	1,200,755

SHAREHOLDERS’ EQUITY
Retained earnings	295,005	(15,852)	279,153

Total shareholders’ equity	294,110	(15,852)	278,258

Total liabilities and shareholders’ equity	$1,504,199	$(25,186)	$1,479,013

Changes in Internal Control over Financial Reporting
No changes were made in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Disclosure controls and procedures are designed to provide reasonable, but not absolute assurance that all necessary information is reported to the CEO and CFO on a timely basis to ensure that the necessary decisions can be made regarding annual and interim financial statement disclosure.
An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted by management as at June 30, 2007. The certifying officers have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2007, and have concluded that such controls and procedures are adequate and effective to ensure accurate and complete disclosures in the interim filings.
Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the financial reporting and preparation of our consolidated financial statements in accordance with Canadian GAAP. However, because of inherent limitations in all control systems, absolute assurance cannot be provided that all misstatements have been detected.
Forward-looking statements in this interim report to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

AINSWORTH LUMBER CO. LTD.
Other Information
Unaudited

	June 30, 2007	December 31, 2006
Selected Balance Sheet Items ($000’s)
Cash	$163,781	$74,312
Short-term investments	835	35,864
Restricted cash	12,136	62,184
Adjusted working capital (Note 1)	222,396	186,570
Total assets	1,459,022	1,504,199
Total debt	1,053,931	1,038,118
Shareholders’ equity	251,197	294,110

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Reconciliation of Net Income to Adjusted EBITDA ($000’s)
Net Income	$27,942	$24,935	$5,176	$47,601
Add: Amortization of capital assets	19,534	24,353	34,673	51,009
Loss on disposal of capital assets	46	—	307	—
Finance expense	20,822	18,436	39,865	35,371
Income tax recovery	(11,527)	(15,939)	(30,008)	(8,459)
Realized currency translation adjustment	3,597	2,400	4,167	2,400
Foreign exchange gain on long-term debt	(79,615)	(40,637)	(89,049)	(36,887)

Adjusted EBITDA (Note 2)	$(19,201)	$13,548	$(34,869)	$91,035

Product Sales ($000’s)
OSB	$132,010	$209,727	$241,543	$476,466
Plywood	22,626	21,680	46,181	44,543
Veneer	1,685	2,455	2,895	4,978
Chips	1,210	405	1,947	838

	$157,531	$234,267	$292,566	$526,825

Geographic Sales Distribution ($000’s)
USA	$124,413	$211,596	$227,084	$481,003
Canada	15,987	15,531	32,790	31,597
Asia	12,276	5,421	23,890	9,609
Europe	4,855	1,719	8,802	4,616

	$157,531	$234,267	$292,566	$526,825

Product Shipment Volumes
OSB (msf-3/8”)	699,645	754,698	1,241,353	1,562,081
Plywood (msf-3/8”)	36,860	32,994	75,363	66,830
Veneer (msf-3/8”)	8,863	12,048	15,176	24,209
Chips (BDUs)	13,315	8,181	20,810	20,952

Production Volumes
OSB (msf-3/8”)	675,263	753,880	1,226,449	1,553,406
Plywood (msf-3/8”)	35,268	29,463	72,950	67,108
Veneer (msf-3/8”) (Note 3)	46,506	36,343	94,100	92,628
Chips (BDUs)	13,315	8,181	20,810	20,952

Note 1: Adjusted working capital is a non-GAAP financial measure defined as working capital (GAAP) excluding future income taxes and restricted cash.
Note 2: Adjusted EBITDA, a non-GAAP financial measure, is defined as net income before amortization, loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt, and income tax (recovery) expense.
Note 3: Includes transfer volumes to Savona (for plywood production).

About Ainsworth
Ainsworth Lumber Co. Ltd. is a leading Canadian forest products company, with a 50-year reputation for quality products and unsurpassed customer service. The company has operations in Canada and the United States. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a plywood plant at Savona. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids. The company’s facilities have a total annual capacity of 3.1 billion square feet (3/8” basis) of oriented strand board (OSB), 156 million square feet (3/8” basis) of specialty overlaid plywood, and 200 million square feet (3/8” basis) of veneer.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200

Investor Relations Contacts:

Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robert.allen@ainsworth.ca

Or

Bruce Rose
General Manager, Corporate Development
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: bruce.rose@ainsworth.ca

Common shares of Ainsworth Lumber Co.
Ltd. are traded on the Toronto Stock
Exchange
under the symbol: ANS

Visit our web-site: www.ainsworth.ca

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)
(Unaudited)

	June 30	December 31
	2007	2006

ASSETS
Current Assets
Cash and cash equivalents	$163,781	$74,312
Short-term investments (Note 3)	835	35,864
Accounts receivable, net of allowance for doubtful accounts of $Nil (2006: $Nil)	41,964	38,848
Inventories (Note 4)	78,441	95,515
Prepaid expenses	12,706	13,869
Restricted cash	12,136	62,184
Current portion of future income tax assets	1,697	1,697

	311,560	322,289
Capital Assets, Net	946,192	968,539
Intangible Assets	13,108	14,243
Other Assets (Note 2)	30,429	53,810
Future Income Tax Assets	54,763	42,348
Goodwill	102,970	102,970

	$1,459,022	$1,504,199

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$62,655	$58,763
Income taxes payable	3,045	2,552
Current portion of future income tax liabilities	2,838	10,708
Current portion of long-term debt (Note 5)	9,631	10,523

	78,169	82,546
Accrued Pension Benefit Liability	5,515	6,034
Reforestation Obligation	5,574	4,621
Long-term Debt (Note 5)	1,044,300	1,027,595
Future Income Tax Liabilities	74,267	89,293

	1,207,825	1,210,089

Commitments and Guarantees (Note 11)
Contingencies (Note 12)

SHAREHOLDERS’ EQUITY
Capital Stock	55,827	55,827
Retained Earnings (Note 2)	284,329	295,005
Accumulated Other Comprehensive Loss (Note 2)	(88,959)	(56,722)

	251,197	294,110

	$1,459,022	$1,504,199

     The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations
(In thousands of Canadian dollars, except share and per share data)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Sales	$157,531	$234,267	$292,566	$526,825

Costs and Expenses
Costs of products sold (exclusive of amortization)	166,052	204,435	306,322	415,833
Selling and administration	9,692	11,536	19,808	19,739
Amortization of capital assets	19,534	24,353	34,673	51,009
Loss on disposal of capital assets	46	—	307	—

	195,324	240,324	361,110	486,581

Operating (Loss) Earnings	(37,793)	(6,057)	(68,544)	40,244

Finance Expense
Interest	17,925	17,077	36,968	32,783
Transaction costs	2,897	—	2,897	—
Amortization of financing fees	—	1,359	—	2,588

	20,822	18,436	39,865	35,371

Other Expense	(988)	(4,748)	(1,305)	(218)
Realized Currency Translation Loss	(3,597)	(2,400)	(4,167)	(2,400)
Foreign Exchange Gain on Long-term Debt	79,615	40,637	89,049	36,887

Income (Loss) Before Income Taxes	16,415	8,996	(24,832)	39,142
Income Tax Recovery	(11,527)	(15,939)	(30,008)	(8,459)

Net Income	$27,942	$24,935	$5,176	$47,601

Basic and diluted earnings per common share	$1.91	$1.70	$0.35	$3.25

Weighted average number of common shares outstanding	14,649,140	14,649,140	14,649,140	14,649,140

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Comprehensive
(Loss) Income
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Net Income	$27,942	$24,935	$5,176	$47,601

Other Comprehensive Loss
Unrealized loss on translation of self-sustaining foreign operations	(32,430)	(27,788)	(36,404)	(26,282)
Realized currency translation loss (reclassified to net income (loss))	3,597	2,400	4,167	2,400

	(28,833)	(25,388)	(32,237)	(23,882)

Comprehensive (Loss) Income	$(891)	$(453)	$(27,061)	$23,719

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Capital Stock	$55,827	$55,827	$55,827	$55,827

Retained Earnings
Beginning of period	256,387	440,351	295,005	417,685
Transitional adjustment on adoption of new accounting policies (Note 2)	—	—	(15,852)	—
Net income	27,942	24,935	5,176	47,601

	284,329	465,286	284,329	465,286

Accumulated Other Comprehensive Loss on Translation of Self-Sustaining Foreign Operations
Beginning of period (Note 2)	(60,126)	(56,837)	(56,722)	(58,343)
Net unrealized loss on translation of self-sustaining foreign operations in the period	(28,833)	(25,388)	(32,237)	(23,882)

	(88,959)	(82,225)	(88,959)	(82,225)

Total Shareholders’ Equity	$251,197	$438,888	$251,197	$438,888

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$27,942	$24,935	$5,176	$47,601
Items not affecting cash
Amortization of capital assets	19,534	24,353	34,673	51,009
Non-cash portion of interest expense	341	—	813	—
Amortization of financing fees	—	1,359	—	2,588
Foreign exchange gain on long-term debt	(79,615)	(40,637)	(89,049)	(36,887)
Loss on disposal of capital assets	46	—	307	—
Change in non-current reforestation obligation	(166)	(502)	953	(1,063)
Future income taxes	(12,954)	(19,307)	(32,892)	(14,513)
Realized currency translation loss	3,597	2,400	4,167	2,400
Change in non-cash operating working capital (Note 10)	45,805	32,504	31,297	4,208

Cash provided by (used in) operating activities	4,530	25,105	(44,555)	55,343

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	109,750	85,507	109,825	85,507
Repayment of long-term debt	(2,182)	—	(3,810)	—
Repayment of capital lease obligations	(76)	—	(157)	—
Dividends paid	—	(14,649)	—	(14,649)

Cash provided by financing activities	107,492	70,858	105,858	70,858

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	—	(54,710)	35,029	(94,762)
Restricted cash	6,168	(5,875)	50,048	(3,689)
Additions to capital assets	(14,350)	(53,496)	(55,963)	(106,741)
Increase in other assets	(2,746)	(1,186)	(1,703)	(4,648)
Proceeds on disposal of capital assets	173	—	776	—

Cash (used in) provided by investing activities	(10,755)	(115,267)	28,187	(209,840)

Effect of foreign exchange rate changes on cash and cash equivalents	4	(22)	(21)	(1,636)

NET CASH INFLOW (OUTFLOW)	101,271	(19,326)	89,469	(85,275)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	62,510	143,252	74,312	209,201

CASH AND CASH EQUIVALENTS, END OF PERIOD	$163,781	$123,926	$163,781	$123,926

SUPPLEMENTAL INFORMATION
Taxes paid	$1,085	$2,000	$5,394	$2,101

Interest paid	$14,698	$28,536	$22,103	$31,929

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the 2006 annual audited financial statements, except as noted below. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Ainsworth Engineered New York, Inc. and Ainsworth Engineered Canada Limited Partnership.

2.	CHANGE IN ACCOUNTING POLICY

On January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. The Company adopted these standards on a prospective basis, with adjustments made to opening retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; Section 3251, Equity; and Section 3865, Hedges.

The new recommendations require the Company to present, among other things, certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of the Company’s self-sustaining foreign operations, previously recorded in a separate section of shareholders’ equity, are now presented as accumulated other comprehensive income (loss). The Company’s earnings (loss) per share presented on the consolidated statements of operations is based upon its net income (loss) and not comprehensive income (loss).

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
2.	CHANGE IN ACCOUNTING POLICY (Continued)

Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can either be expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. The Company has chosen to expense transaction costs.

Classification of Financial Instruments

Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. The Company has not designated any financial assets as held to maturity.

Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.

Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. The Company has not designated any financial assets as available for sale.

Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.

Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, the Company’s long-term debt is recorded net of discounts and consent fees.

Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.

Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
2.	CHANGE IN ACCOUNTING POLICY (Continued)

Equity

Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.

Transitional adjustment

Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56,722.

All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22,663), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6,811). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2,523). The impact of adopting these standards as at January 1, 2007 is summarized as follows:

	December 31	Adjustment	January 1
	2006	on adoption	2007
ASSETS
Other assets	$53,810	$(25,186)	$28,624

Total assets	1,504,199	(25,186)	1,479,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt (including current portion)	1,038,118	(2,523)	1,035,595
Future income tax liabilities (non-current)	89,293	(6,811)	82,482

Total liabilities	1,210,089	(9,334)	1,200,755

SHAREHOLDERS’ EQUITY
Retained earnings	295,005	(15,852)	279,153

Total shareholders’ equity	294,110	(15,852)	278,258

Total liabilities and shareholders’ equity	$1,504,199	$(25,186)	$1,479,013

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of investments in high grade commercial paper and term deposits with market values closely approximating book values at June 30, 2007.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
4.	INVENTORIES

	June 30	December 31
	2007	2006
Logs	$21,846	$36,120
Panel products	19,143	23,493
Materials and supplies	37,452	35,902

	$78,441	$95,515

5.	LONG-TERM DEBT

On June 26, 2007 the Company entered into a term loan of U.S.$102.6 million which is secured by inventory and accounts receivable. The Company can elect to pay interest at a base rate plus 2.0% or at LIBOR plus 3.0%. Interest at the base rate plus 2.0%, which is derived from the prime rate and the federal funds effective rate, is payable quarterly. Interest at LIBOR plus 3.0% is payable on a monthly, bi-monthly, quarterly or semi-annual basis, depending on the interest period election made by the Company. The interest rate and interest period are elected by the Company at the end of the previous interest period. As at June 30, 2007 the Company elected to pay monthly interest at LIBOR plus 3.0%, with the first payment due on July 27, 2007. There are no scheduled principal payments until maturity on June 26, 2014.

The U.S.$1.4 million Senior Unsecured Notes due July 15, 2007 were repaid subsequent to the end of the second quarter.

The balances of the outstanding long-term debt at June 30, 2007 and December 31, 2006 are as follows:

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
5. LONG-TERM DEBT (Continued)

	June 30	December 31
	2007	2006
U.S.$275,000 (2006: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$292,985	$320,485

U.S.$210,000 (2006: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	223,734	244,734

U.S.$153,540 (2006: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	163,582	178,936

U.S.$110,000 (2006: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	117,194	128,194

U.S.$102,637 (2006: U.S.$Nil) Senior Secured Term Loan due June 26, 2014 with interest payable monthly, bi-monthly, quarterly or semi-annually at LIBOR plus 3.0% per annum or quarterly at base rate plus 2.0%	109,350	—

U.S.$75,000 (2006: U.S.$75,000) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4% per annum	79,905	87,405

U.S.$47,782 (2006: U.S.$51,750) equipment financing loan due October 1, 2011 with principal and interest payable monthly at LIBOR plus 2.90% per annum	50,907	60,309

€10,725 (2006: €10,215) equipment financing loan due December 20, 2016 with interest payable semi-annually at EURIBOR plus 0.65% per annum	15,465	15,700

U.S.$9,999 (2006: U.S.$10,208) capital lease obligation maturing May 29, 2025 with interest at 6.81%	10,653	11,816

U.S.$1,351 (2006: U.S.$1,351) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	1,439	1,574

	1,065,214	1,049,153
Unamortized deferred debt discount	(8,940)	(11,035)
Consent fees	(2,343)	—

	1,053,931	1,038,118
Current portion	(9,631)	(10,523)

	$1,044,300	$1,027,595

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
6.	FINANCIAL INSTRUMENTS
a.) Market Risk
Interest rate risk
The Company is exposed to interest risk on its floating rate debt. Unfavourable changes in the applicable interest rates may result in an increase in interest expense. The Company manages its exposure to interest rate risk by maintaining a combination of floating rate debt and fixed rate debt. The Company does not use derivative instruments to reduce its exposure to interest rate risk.
Currency risk
The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. dollar denominated long-term debt. In addition, the majority of the Company’s sales are transacted in U.S. dollars. The Company does not use derivative instruments to reduce its exposure to currency risk.
Credit risk
Credit risk associated with short-term investments is minimized by ensuring that commercial paper investments have the highest rating obtainable and that certificates of deposit are placed with well-capitalized financial institutions and other creditworthy counterparties. Concentration of credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process and the dispersion of a large number of customers across many geographic areas.
b.) Fair Values
The fair value of financial instruments, with the exception of long-term debt, is estimated to approximate their carrying value at June 30, 2007 due to the immediate or short-term maturity of these financial instruments.
The fair value of long-term debt is determined using quoted ask prices for the Company’s Senior Unsecured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement. The carrying values and fair values of the long-term debt are as follows:

	June 30, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Senior notes	$867,556	$689,260	$961,328	$760,207
Term loan	109,350	109,350	—	—
Equipment financing	66,372	66,372	76,009	76,009
Capital leases	10,653	10,653	11,816	11,816

	$1,053,931	$875,635	$1,049,153	$848,032

The term loan is secured by accounts receivable and inventory having a carrying value of $120,405. Equipment financing of $50,907 is secured by capital assets having a carrying value of $62,100.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
7.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
United States	$124,413	$211,596	$227,084	$481,003
Canada	15,987	15,531	32,790	31,597
Asia	12,276	5,421	23,890	9,609
Europe	4,855	1,719	8,802	4,616

	$157,531	$234,267	$292,566	$526,825

Capital assets attributed to countries based on location are as follows:

	June 30	December 31
	2007	2006
Canada	$629,725	$612,324
United States	316,467	356,215

	$946,192	$968,539

Goodwill of $102,970 (2006: $102,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

8.	PENSION EXPENSE

For the three month period ended June 30, 2007, pension expense related to the Company’s defined benefit plans was $1,756 (2006: $1,408). For the six month period ended June 30, 2007, pension expense related to the Company’s defined benefit plans was $3,595 (2006: $3,003). Pension expense related to the defined benefit plans was estimated using assumptions consistent with those applied in the Company’s annual audited financial statements. Amortization of past service cost and the net actuarial gain was calculated in a manner consistent with that disclosed in the annual audited financial statements and was not considered significant to disclose separately. The Company made contributions of $Nil (2006: $2,264) for the three and six month periods ended June 30, 2007.

9.	RELATED PARTY TRANSACTIONS

During the quarter, the Company paid $30 (2006: $30) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. The Company paid $60 in the six months ending June 30, 2007 (2006: $60). These transactions were conducted on normal commercial terms and prices.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
10. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Accounts receivable	$4,022	$11,478	$(2,413)	$3,825
Inventories	38,226	43,265	15,057	(1,715)
Income taxes receivable/payable	3,552	(342)	420	2,454
Prepaid expenses	(38)	(34)	1,048	4,417
Accounts payable and accrued liabilities	43	(21,863)	17,185	(4,773)

	$45,805	$32,504	$31,297	$4,208

11.	COMMITMENTS AND GUARANTEES

As part of the Grande Prairie expansion project, the Company has entered into agreements to purchase machinery, equipment and electrical engineering services totaling approximately $21.8 million (December 31, 2006: $27.9 million). The terms of the contracts are varied and extend through 2007.

The Company is a party to contracts in which it agrees to indemnify third parties for product liabilities that arise out of or relate to sales contracts. The Company cannot estimate the potential amount of future payments under these agreements until events arise that would trigger the liability.

12.	CONTINGENCIES

In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On June 12, 2007, the Company entered into an agreement in principle with the indirect purchaser plaintiffs, settling on a class-wide basis all indirect purchaser claims arising out of the facts alleged in the amended complaint. The Court was notified of the agreement in principle on June 13, 2007. The settlement is subject to execution of mutually agreeable documents and Court certification of the settlement class. On August 3, 2007, the Court granted the direct purchaser plaintiffs’ class certification motion and granted in part and denied in part the indirect purchaser plaintiffs’ class certification motion. The outcome is not determinable at this time and the Company will reflect such outcome, if any, in future operating results. The Company continues to believe the allegations against it in these claims are entirely without merit.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at June 30, 2007 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.